UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HELICOS BIOSCIENCES CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
42326R 10 9
(CUSIP Number)
Versant Venture Capital II, L.P.
Robin L. Praeger
3000 Sand Hill Road, #4-210
Menlo Park, CA 94025
650-233-7877
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Versant Ventures II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		16,332,109 shares of common stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,332,109 shares of common stock (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by Versant Ventures II, LLC (“VVII-LLC”), Versant Venture Capital II, L.P. (“VVC-II”), Versant Side Fund II, L.P. (“VSF-II”), Versant Affiliates Fund II-A, L.P. (“VAF-IIA”), Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash ”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”), Camille D. Samuels (“Samuels”) and Charles M. Warden (“Warden” and, with VVII-LLC, VVC-II, VSF-II, VAF-IIA, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Robertson and Samuels, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Versant Venture Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		15,902,588 shares of common stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,902,588 shares of common stock (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,902,588 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II. The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Versant Affiliates Fund II-A, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		292,015 shares of common stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		292,015 shares of common stock (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

292,015 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA. The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Versant Side Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		137,506 shares of common stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		137,506 shares of common stock (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,506 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II. The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Brian G. Atwood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		21,111 shares of common stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,111 shares of common stock

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,354,220 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Bradley J. Bolzon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Samuel D. Colella

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Ross A. Jaffe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS William J. Link

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Barbara N. Lubash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Donald B. Milder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Rebecca B. Robertson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Camille D. Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

CUSIP No.	42326R 10 9

1	NAMES OF REPORTING PERSONS Charles M. Warden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,332,109 shares of common stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

16,332,109 shares of common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,332,109 shares of common stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) As described in Item 5 below, includes (i) 5,192,770 shares of Common Stock issuable pursuant to Warrants held by VVC-II, (ii) 95,493 shares of Common Stock issuable pursuant to Warrants held by VAF-IIA, and (iii) 44,973 shares of Common Stock issuable pursuant to Warrants held by VSF-II (collectively, the “Warrants”). The Warrants are exercisable at the election of the holder.

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Explanatory Note: This Amendment No. 1 (the “Amendment”) amends and restates the statement on Schedule 13D filed by the Reporting Persons (as defined in Item 2 below) with the Securities and Exchange Commission (the “SEC”) on January 2, 2009. This Amendment is being filed by the Reporting Persons to report the acquisition by the 2009 Purchasing Entity (as defined in Item 2 below) of beneficial ownership of shares of Common Stock (as defined in Item 1 below) pursuant to the 2009 Offering (as defined in Item 3 below).
Item 1. Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Helicos BioSciences Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is One Kendall Square, Building 700, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2. Identity and Background
(a) This Schedule 13D is being filed on behalf of Versant Ventures II, LLC (“VVII-LLC” or the “Primary Reporting Person”), Versant Venture Capital II, L.P. (“VVC-II” and “2009 Purchasing Entity”), Versant Side Fund II, L.P. (“VSF-II”), and Versant Affiliates Fund II-A, L.P. (“VAF-IIA” and with VVC-II and VSF-II, collectively, the “Purchasing Entities,” and with VVII-LLC, VVC-II and VSF-II, collectively, the “Entities”), and Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”), Camille D. Samuels (“Samuels”) and Charles M. Warden (“Warden” and with Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Robertson and Samuels, collectively, the “Individuals”). The Entities and the Individuals are referred to collectively as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(b) The principal business and principal business office of the Reporting Persons is Versant Ventures, 3000 Sand Hill Road, #4-210, Menlo Park, CA 94025.
(c) The principal business of the Reporting Persons is venture capital investments. Each of the Individuals serves as a managing director of the general partner of the Entities.
(d) During the last five years, none of the Reporting Persons has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Entities is incorporated in the state of Delaware and each of the Individuals, except for Bolzon is a citizen of the United States. Bolzon is a citizen of Canada.
Item 3. Source and Amount of Funds or Other Consideration
On January 2, 2009, the Reporting Persons filed with the SEC a statement on Schedule 13D to report the Reporting Persons’ acquisition of beneficial ownership of shares of Common Stock in a private placement by the Company which closed on December 23, 2008 (such offering the “2008 Offering” and such date the “2008 Issuance Date”).

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The Reporting Persons are filing this Amendment to report the Reporting Persons’ acquisition of beneficial ownership of shares of Common Stock in a private placement by the Company which closed on September 18, 2009 (such offering the “2009 Offering” and such date the “2009 Issuance Date”).
2008 Offering
In the 2008 Offering, the Company sold a total of 42,753,869 units (the “2008 Units”), each 2008 Unit consisting of (i) one share of common stock (collectively, the “2008 Shares”) and (ii) one warrant (collectively, the “2008 Warrants”) to purchase 0.6 shares of Common Stock at an exercise price of $0.45 per share, for a purchase price of $0.435 per 2008 Unit (representing the closing bid price plus an additional amount for the 2008 Warrants). The 2008 Units were not issued or certificated. The 2008 Shares and 2008 Warrants were immediately separable and issued separately. The 2008 Warrants have a five year term and are exercisable on the six-month anniversary of the 2008 Issuance Date.
The Purchasing Entities purchased an aggregate 8,620,690 2008 Units, consisting of 8,620,690 2008 Shares and 5,172,415 2008 Warrants, for an aggregate purchase price of $3,750,000.15, as follows:

Purchasing Entity	Shares	Warrants
VVC-II	8,386,581	5,031,949
VSF-II	74,955	44,973
VAF-IIA	159,154	95.493
The funds used by the Purchasing Entities to acquire the 2008 Units described herein were obtained from capital contributions by their respective partners (general and limited).
2009 Offering
In the 2009 Offering, the Company
•	sold to the 2009 Purchasing Entity and other existing investors in the Company a total of 1,030,028 units (the “2009 Units”), each 2009 Unit consisting of (i) one share of Common Stock (collectively, the “2009 Shares”) and (ii) one warrant (collectively, the “2009 Warrants”) to purchase 0.662 shares of common stock at an exercise price of $2.61 per share, for a purchase price of $2.57275 per 2009 Unit (representing the closing bid price plus an additional amount for the 2009 Warrants).

•	sold to certain new investors a total of 3,281,252 units, each unit consisting of (i) one share of common stock and (ii) one warrant to purchase 0.50 shares of Common Stock at an exercise price of $2.61 per share, for a purchase price of $2.24 per unit.
The 2009 Units were not issued or certificated. The 2009 Shares and the 2009 Warrants were immediately separable and issued separately. The 2009 Warrants have a five and a half year term and include a six-month “lock-up” provision, meaning that the 2009 Warrants will not be exercisable until March 18, 2010.
In the 2009 Offering, the 2009 Purchasing Entity purchased an aggregate of 242,931 2009 Units, consisting of 242,931 2009 Shares and 2009 Warrants to purchase 160,821 shares of Common Stock (the “2009 Warrant Shares”), for an aggregate purchase price of $625,000.73, as follows:
The 2009 Purchasing Entity purchased 2009 Units for a purchase price of $625,000.73 in an amount as follows:

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2009 Purchasing Entity	Shares	Warrants
VVC-II	242,931	160,821
The funds used by the 2009 Purchasing Entity to acquire the 2009 Units described herein were obtained from capital contributions by its partners (general and limited).
Item 4. Purpose of Transaction
As described in Item 3, the Primary Reporting Person acquired beneficial ownership of the shares of Common Stock as part of the 2008 Offering and the 2009 Offering. All of the shares of Common Stock and warrants to purchase shares of Common Stock reported herein were acquired for investment purposes. Although the Reporting Persons may from time to time acquire or dispose of securities of the Company, they have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of September 18, 2009:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power(1)	Power	Power (1)	Ownership	of Class (2)
VVII-LLC	0	0	16,332,109	0	16,332,109	0	16,332,109	22.9%
VVC-II	10,709,818	5,192,770	15,902,588	0	15,902,588	0	15,902,588	22.3%
VSF-II	92,533	44,973	137,506	0	137,506	0	137,506	0.2%
VAF-IIA	196,522	95,493	292,015	0	292,015	0	292,015	0.4%
Atwood	22,111	0	22,111	16,332,109	22,111	16,332,109	16,354,220	22.9%
Bolzon	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%
Colella	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%
Jaffe	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%
Link	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%
Lubash	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%

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		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power(1)	Power	Power (1)	Ownership	of Class(2)
Milder	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%
Robertson	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%
Samuels	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%
Warden	0	0	0	16,332,109	0	16,332,109	16,332,109	22.9%

(1)	VVII-LLC is the general partner of each of the Purchasing Entities and possesses sole voting and investment power over the shares held by the Purchasing Entities and may be deemed to have indirect beneficial ownership of the shares held by the Purchasing Entities. VVII-LLC owns no securities of the Issuer directly.

(2)	The calculation of the percentages above is on the basis of 71,290,260 shares of Common Stock reported by the Company to be issued and outstanding as of July 31, 2009 plus the aggregate number of Units issued in the Offering.
(c) On August 6, 2009, Atwood was awarded an option to purchase 5,555 shares of the Company’s Common Stock at an exercise price of $0.79 per share in connection with his service as a director of the Company (the “Option”). The Option is not exercisable until August 6, 2010.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Security Purchase Agreement
In connection with the 2008 Offering described in Item 3 above, the Purchasing Entities and other purchasers entered into a security purchase agreement with the Company, dated December 19, 2008, pursuant to which such Reporting Persons purchased an aggregate of 8,620,690 2008 Units for an aggregate purchase price of $3,750,00.15 in the 2008 Offering.
In connection with the 2009 Offering described in Item 3 above, the 2009 Purchasing Entity entered into a security purchase agreement with the Company, dated September 18, 2009, pursuant to which such Reporting Persons purchased an aggregate of 242,931 2009 Units for an aggregate purchase price of $625,000.73 in the 2009 Offering.
Warrant Agreement
In connection with the purchase of the 2008 Units, each Purchasing Entity received a Warrant to purchase 0.6 Shares for each 2008 Unit purchased.
In connection with the purchase of the 2009 Units, the 2009 Purchasing Entity received a Warrant to purchase 0.662 Shares for each 2009 Unit purchased.
Registration Rights Agreement
In connection with the 2008 Offering, each of the purchasers, including the Purchasing Entities, entered into a registration rights agreement (the “2008 Registration Rights Agreement”) with the Company. The 2008 Registration Rights Agreement provides that the Company will file a “resale” registration statement (the “2008

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Initial Registration Statement”) covering all of the 2008 Shares and the shares issuable upon exercise of the 2008 Warrants (the “2008 Warrant Shares”), up to the maximum number of shares able to be registered pursuant to applicable SEC regulations, within 30 days of the closing of the 2008 Issuance Date. If any 2008 Shares or 2008 Warrant Shares are unable to be included on the 2008 Initial Registration Statement, the Company has agreed to file subsequent registration statements until all the 2008 Shares and 2008 Warrant Shares have been registered. Under the terms of the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or are otherwise can be sold pursuant to Rule 144, without any restrictions. A cash penalty at the rate of 2% per month will be triggered for any filing or effectiveness failures or if, at any time after six months following the closing of the 2008 Offering, the Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each investor may not exceed 12% of the original purchase price paid by that investor.
In connection with the 2009 Offering, each of the purchasers, including the 2009 Purchasing Entity, entered into a registration rights agreement (the “2009 Registration Rights Agreement”) with the Company. The 2009 Registration Rights Agreement provides that the Company will file a “resale” registration statement (the “2009 Initial Registration Statement”) covering all of the 2009 Shares and the shares issuable upon exercise of the 2009 Warrants (the “2009 Warrant Shares”), up to the maximum number of shares able to be registered pursuant to applicable SEC regulations, within 15 days of the 2009 Issuance Date. If any 2009 Shares or 2009 Warrant Shares are unable to be included on the 2009 Initial Registration Statement, the Company has agreed to file subsequent registration statements until all the 2009 Shares and the 2009 Warrant Shares have been registered. Under the terms of the 2009 Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or otherwise can be sold pursuant to Rule 144, without any restrictions. A cash penalty at the rate of 2% per month will be triggered for any filing or effectiveness failures or if, at any time after six months following the 2009 Issuance Date, the Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each purchaser may not exceed 12% of the original purchase price paid by that purchaser.
Investor Rights Agreement
The Reporting Persons also have certain registration rights under the Amended and Restated Investors’ Investor Rights Agreement (the “Investor Rights Agreement”) dated as of March 1, 2006, by and among the Company and each of the Investors identified therein, including the Purchasing Entities. Demand registration rights, which was entered into by the Purchasing Entities in connection with private placements of the Company’s preferred stock, prior to the Company’s initial public offering. The Investor Rights Agreement provides that, at any time, subject to certain exceptions, the holders of 13,273,416 of the then outstanding registrable shares of common stock, have the right to demand that the Company file a registration statement covering the offering and sale of their shares of its common stock that are subject to the Investor Rights Agreement. The Company is not obligated to file a registration statement on more than three occasions upon the request of the holders of two-thirds of registrable securities; however, this offering will not count toward that limitation.
If the Company is eligible to file a registration statement on Form S-3, parties to the Investor Rights Agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 shall have the right, on one or more occasions, to request registration of such securities on Form S-3.
The Company may delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if its board of directors deems it advisable to delay such filing or if the Company is in possession of material nonpublic information that would be in the Company’s best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

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All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if the Company registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, the holders of up to 13,478,325 shares of registrable common stock will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.
The Company will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.
The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.
The registration rights granted under the Investor Rights Agreement have no expiration date.
Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the Company.
ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Securities Purchase Agreement, between Helicos and each of the Purchasers identified therein, dated December 19, 2008*

Exhibit 3:	Form of 2008 Warrant*

Exhibit 4:	Registration Rights Agreement, between Helicos and each of the Holders identified there, dated December 19, 2008*

Exhibit 5:	Amended and Restated Investors’ Investor Rights Agreement dated as of March 1, 2006, by and among the Company and each of the Investors identified therein*

Exhibit 6:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, with respect to Amendment No. 1 to Schedule 13D

Exhibit 7:	Securities Purchase Agreement, among the Company and each of the Purchasers identified therein, dated September 15, 2009

Exhibit 8:	Form of 2009 Warrant

Exhibit 9:	Registration Rights Agreement, between the Company and each of the Holders identified therein, dated September 15, 2009

*	Previously filed

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 28, 2009

Versant Ventures II, LLC
By:	/s/ Brian G. Atwood
	Name:	Brian G. Atwood
Managing Director

Versant Venture Capital II, L.P. By its General Partner, Versant Ventures II, LLC
By:	/s/ Brian G. Atwood
	Name:	Brian G. Atwood
Managing Director

Versant Side Fund II, L.P. By its General Partner, Versant Ventures II, LLC
By:	/s/ Brian G. Atwood
	Name:	Brian G. Atwood
Managing Director

Versant Affiliates Fund II-A, L.P By its General Partner, Versant Ventures II, LLC
By:	/s/ Brian G. Atwood
	Name:	Brian G. Atwood
Managing Director

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 6:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, with respect to Amendment No. 1 to Schedule 13D

Exhibit 7:	Securities Purchase Agreement, among the Company and each of the Purchasers identified therein, dated September 15, 2009

Exhibit 8:	Form of 2009 Warrant

Exhibit 9:	Registration Rights Agreement, between the Company and each of the Holders identified therein, dated September 15, 2009